FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 000-30850

Valcent Products Inc.

27G Pennygillam Way
Pennygillam Industrial Estate
Launceston, Cornwall UK
PL15 7ED

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F __X___   Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____     No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____     No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Report of Foreign Private Issuer

Effective April 1, 2009, Valcent Products, Inc. (“Valcent” or the “Company”) executed a Property Sales and Purchase Agreement (the “Purchase Agreement”) to acquire all ownership rights, intellectual property, and know-how relating to certain vertical plant growing technology and technology related to the Tomorrow Garden kit (the “Technologies”).  On March 8, 2010 the Company, Mr. Kertz and Pagic LP entered into an Addendum to amend certain terms of the Purchase Agreement and to resolve certain disputes that had arisen with respect to the Purchase Agreement.

As amended by the Addendum the Purchase Agreement now provides that the total purchase price for the Technologies is $3,150,000 together with a 3% equity interest in the Company.  However, the equity interest will not be issued until the full purchase price is paid and the Technologies are released from escrow.  The balance of the total purchase price is to be paid through monthly payments calculated at the greater of 3% of the gross monthly product sales generated by the Technologies (less certain agreed upon reductions) or a defined monthly payment.   Assuming the Company meets certain obligations imposed by the Addendum, the Company has agreed that the minimum monthly payment under the Purchase Agreement is $12,000 per month, but starting in August 2010 that minimum payment will increase to $18,000.  The Addendum provides that the minimum monthly payments are due by the tenth day of each month, and if not timely paid, and subject to notice, the Company is obligated to make a bonus payment equal to the amount of the late payment.  If the Company is unable to make the monthly payment along with the bonus payment when due the Purchase Agreement may be terminated.    The Addendum provides that the total purchase price for the Technologies is to be paid in full by July 31, 2014.

Pursuant to the Addendum the Company paid the outstanding amounts due under the Purchase Agreement for the monthly payments that were due for the periods September 2009 through February 2010 as well as a $36,000 penalty.  These amounts were paid by Valcent on March 8, 2010.

Additionally, the Company has agreed to deliver stock certificates representing shares of Valcent common stock currently owned by Pagic, and to take actions to permit their staged quarterly release.  Valcent delivered these share certificates and took all of the required actions on March 9, 2010  Certain of these shares of common stock are subject to restrictions that limit the holder’s ability to sell the shares.   The Addendum also provides that subject to the Company receiving additional funding, upon receipt of that funding, and Valcent will settle certain obligations with third parties and ultimately assign and release certain property to Pagic.  Further, in the Addendum the Company also agreed to either pay, or make arrangements to pay, certain obligations to third parties by March 31, 2010.

In the Addendum the parties resolved certain disputes that had arisen under the Purchase Agreement including: the application of certain payments that had been made by Valcent; alleged breaches of the Purchase Agreement; and upon Valcent fulfilling certain of its obligations under the Addendum, Pagic agreed to rescind certain notices it had delivered with respect to the Purchase Agreement.

EXHIBIT INDEX

Exhibit
Number                     Description of Exhibit

10.1                Addendum
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

By: /s/ _ Gerry Jardine______________
                                                                              Name:  Gerry Jardine
      Title:  Director